FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For the month of March, 2002

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: May 3, 2002	(Registrant)

By: /s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, Nevada 89502

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND OF SPECIAL BUSINESS TO BE ATTENDED TO AT THE MEETING

TAKE NOTICE that the annual general meeting (the “Meeting”) of Shareholders of GLAMIS GOLD LTD. (the “Company”) will be held at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, on Thursday, May 9, 2002 at 1:30 p.m., local time, for the following purposes:

1.	To receive the report of the Directors of the Company.

2.	To receive and consider the consolidated financial statements of the Company for its fiscal year ended December 31, 2001 and the report of the auditor thereon.

3.	To elect Directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration.

5.	To consider and, if thought advisable, to pass a resolution to amend the Company’s Incentive Share Purchase Option Plan to increase the number of Shares that may be issued under it by 4,330,430 Shares.

6.	To consider any permitted amendment to or variation of any matter identified in this Notice.

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended December 31, 2001 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor’s report thereon.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by hand, mail of facsimile transmission in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, March 22, 2002.

BY ORDER OF THE BOARD

“C. Kevin McArthur”
President & Chief Executive Officer

GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, Nevada, 89502 U.S.A.

INFORMATION CIRCULAR
as at March 12, 2002

This Information Circular is furnished in connection with the solicitation of proxies by the management of GLAMIS GOLD LTD. (the “Company”) for use at the annual general meeting (the "Meeting”) to be held on May 9, 2002 at 1:30 p.m., local time, at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario.

Dollar amounts stated herein are in U.S. dollars unless otherwise stated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by the mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees. All solicitation costs will be borne by the Company.

Appointment and Revocation Of Proxies

The individuals named in the accompanying form of proxy are the Chairman of the Board of Directors of the Company and the President and Chief Executive Officer of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A form of proxy will not be valid unless it is completed and delivered to the office of Computershare Trust Company of Canada by fax to (416) 263-9524 or by mail or by hand to 100 University Avenue, Toronto, Ontario, Canada, V5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting at which the person named therein purports to vote in respect thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered either to Computershare Trust Company of Canada as specified above or to the registered office of the Company by fax to (604) 685-7084 or by mail or by hand to 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. In addition, a revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary (each an “Intermediary”), must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the form of proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder and have the proxy signed by the Intermediary. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and will be subject to the same limitations as any other proxyholder in voting shares (see “Exercise of Discretion”). If the unregistered shareholder does not plan to attend the Meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant Intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder’s Intermediary. An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the common shares without par value of the Company (“Shares”) represented thereby in accordance with the instructions of the shareholders on any ballot that may be called for. The proxy confers discretionary authority upon the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of auditors and the election of directors of the Company (“Directors”);

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that may properly come before the Meeting.

In respect of matters for which a choice is not specified in the form of proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy FOR the approval of such matter or group of matters described in the proxy.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter is properly brought before the Meeting, each nominee intends to vote thereon in accordance with his best judgment.

Voting Shares and Principal Shareholders

As of March 12, 2002, the Company had outstanding 84,125,837 fully paid and non-assessable Shares, each Share carrying the right to one vote.

Only shareholders of record at the close of business on March 22, 2002, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting. A quorum for general meetings of shareholders is 2 persons being present in person or being represented by proxy, holding not less than one-twentieth of the issued Shares.

To the knowledge of the Directors and senior officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all outstanding Shares as at March 12, 2002.

Security Ownership by Directors and Executive Officers

The following table sets out as of March 12, 2002, ownership of Shares by each Director and nominee for Director of the Company, each current executive officer of the Company and by all Directors and executive officers of the Company, who are such as at March 12, 2002, as a group, without naming them. All such Shares are directly owned by the person shown unless otherwise indicated by footnote.

Name of Beneficial Owner	Number of Shares

A. Dan Rovig, Director and Chairman	245,000	(1)

C. Kevin McArthur, Director, President and Chief Executive Officer	380,000	(2)

James R. Billingsley, Director	120,000	(3)

Name of Beneficial Owner	Number of Shares

A. Ian S. Davidson, Director	131,966	(4)

Jean Depatie, Director	122,000	(5)

Kenneth F. Williamson, Director	125,000	(6)

Leonard Harris, Director	90,000	(7)

Charles A. Jeannes, Senior Vice President Administration, General Counsel and Secretary	195,000	(8)

James S. Voorhees, Vice President Operations and Chief Operating Officer	196,500	(9)

Cheryl S. Maher, Vice President Finance, Chief Financial Officer and Treasurer	145,500	(10)

David L. Hyatt, Vice President, Investor Relations	130,000	(11)

Steven L. Baumann, Vice President, Operations, Latin America	2,500	(12)

Directors and Executive Officers as a Group (12 persons)	1,886,466	(13)

Notes:

(1)	The number includes immediately exercisable options in respect of 220,000 Shares, 200,000 at a price of Cdn$2.70 per Share on or before March 9, 2004 and 20,000 at a price of Cdn$5.60 per Share on or before November 1, 2006.

(2)	The number includes immediately exercisable options in respect of 320,000 Shares, 200,000 at a price of Cdn$2.70 per Share on or before March 9, 2004, 100,000 at a price of Cdn$2.90 per Share on or before May 2, 2005, and 20,000 at a price of Cdn$5.60 per Share on or before November 1, 2006.

(3)	The number includes immediately exercisable options in respect of 120,000 Shares, 100,000 at a price Cdn$2.70 per Share on or before March 9, 2004, and 20,000 at a price of Cdn$5.60 per Share on or before November 1, 2006.

(4)	The number includes immediately exercisable options in respect of 120,000 Shares, 100,000 Shares at a price of Cdn$2.70 per Share on or before March 9, 2004, and 20,000 at a price of Cdn$5.60 per Share on or before November 1, 2006. 2,200 of the noted number of Shares are owned by his spouse in trust.

(5)	The number includes immediately exercisable options in respect of 120,000 Shares, 100,000 at a price of Cdn$2.70 per Share on or before March 9, 2004, and 20,000 at a price of Cdn$5.60 per Share on or before November 1, 2006.

(6)	The number includes immediately exercisable options in respect of 120,000 Shares, 100,000 at a price of Cdn$2.60 per Share on or before April 28, 2004, and 20,000 at a price of Cdn$5.60 per Share on or before November 1, 2006.

(7)	The number includes immediately exercisable options in respect of 90,000 Shares, 70,000 at a price of Cdn$2.70 per Share on or before March 9, 2004, and 20,000 at a price of Cdn$5.60 per Share on or before November 1, 2006.

(8)	The number includes immediately exercisable options in respect of 175,000 Shares, 125,000 at a price of Cdn$2.60 per Share on or before April 23, 2004, and 50,000 at a price of Cdn$2.90 per Share on or before May 2, 2005.

(9)	The number includes immediately exercisable options in respect of 175,000 Shares, 100,000 at a price of Cdn$2.80 per Share on or before June 1, 2004 and 75,000 at a price of Cdn$2.90 per Share on or before May 2, 2005.

(10)	The number includes immediately exercisable options in respect of 140,000 Shares, 40,000 at a price of Cdn$2.50 per Share on or before April 25, 2004, 60,000 at a price of Cdn$3.00 per Share on or before February 28, 2005, and 40,000 at a price of Cdn$2.90 per Share on or before May 2, 2005.

(11)	The number includes immediately exercisable options in respect of 130,000 Shares, 60,000 at a price of Cdn$2.70 per Share on or before March 9, 2004, 30,000 at a price of Cdn$2.60 per Share on or before April 23, 2004, and 40,000 at a price of Cdn$2.90 per Share on or before May 2, 2005

(12)	Mr. Baumann holds no options to acquire Shares at this time.

(13)	The number includes immediately exercisable options in respect of 1,730,000 Shares.

ELECTION OF DIRECTORS

Size of Board

The size of the board of Directors (the “Board”) of the Company is currently established at 7. It is proposed that the size of the Board of Directors remain at 7 persons for the ensuing year.

Term of Office

The term of office of each of the current Directors expires at the conclusion of the Meeting. The persons named below will be nominated for election as Directors at the Meeting as management’s nominees. Each Director elected at the Meeting or appointed by the Board to fill a vacancy on the Board thereafter will hold office until the next annual general meeting of the Company or until the Director’s successor is elected or appointed, unless the Director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).

Nominees

The following table sets out the names and ages of management’s nominees for election as Director, all offices in the Company now held by each of them, the principal occupation, business or employment of each of them and the period of time during which each has been a Director of the Company. Each of the nominees has consented in writing to stand for election as a Director of the Company.

Name, Age, Position and	Occupation, Business	Period a Director of the
Country of Residence	or Employment(1)	Company

A. Dan Rovig, 63 Chairman and Director U.S.A.	Independent Consultant; Director and Chairman of the Board of the Company	November 17, 1989 to August 15, 1997 and November 19, 1998 to present.

C. Kevin McArthur, 47 President, Chief Executive Officer and Director U.S.A.	President and Chief Executive Officer of the Company.	January 1, 1998 to present.

James R. Billingsley, 79 Director Canada	Retired; former Vice-President, Administration of the Company.	August 18, 1986 to present.

A. Ian S. Davidson, 60 Director Canada	Vice-President of RBC Dominion Securities Inc.	June 28, 1994 to present.

Jean Depatie, 65 Director Canada	President and Chief Executive Officer of Gold Hawk Resources Inc.	December 12, 1997 to present.

Leonard Harris, 74 Director U.S.A.	Mining Consultant; President of B&H Mine Services (Peru)	April 28, 1999 to present.

Kenneth F. Williamson, 54 Director Canada	Independent Consultant	April 28, 1999 to present.

Note:

(1)	The information as to principal occupation and business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

A. Dan Rovig is currently a Director and Chairman of the Board of the Company and has been such from November 19, 1998. Mr. Rovig first joined the Company in September of 1988 as the President of Glamis Gold Inc. and as Vice President Operations of the Company. He became a Director and the President and Chief Executive Officer of the Company and its subsidiaries on November 17, 1989 and held those positions until August 15, 1997 when he retired from the Company. Following retirement, he acted as a consultant to the Company until August 1998. Before joining the Company in September 1988, Mr. Rovig was an executive officer of British Petroleum Minerals Ltd, including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years.

C. Kevin McArthur has been a Director, President and Chief Executive Officer of the Company since January 1, 1998. He served the Company and its subsidiaries in various capacities from February 1988 to the present, including Chief Operating Officer of the Company from July 30, 1997 to December 31, 1997, President and General Manager of Glamis Rand Mining Company from December 1, 1995 to July 29, 1997 and prior to that as Vice President and General Manager of Chemgold, Inc. Both Glamis Rand Mining Company and Chemgold, Inc. are subsidiaries of the Company.

James R. Billingsley is a Director and was Vice President in charge of corporate administration, a position he held from August 1986 to December 31, 1997, when he retired. Mr. Billingsley is currently a director of the following public companies: War Eagle Mining Company Inc., Great Western Gold Ltd., Pacific Amber Resources Ltd. and Uranium Power Corporation.

A. Ian S. Davidson became a Director in June of 1994. Mr. Davidson has been in the investment industry since 1969 and is currently a Vice President of RBC Dominion Securities Inc. He has held this position with RBC Dominion Securities Inc. and its predecessor since February 1992.

Jean Depatie became a Director in December of 1997. Mr. Depatie has been President and Chief Executive Officer of Gold Hawk Resources Inc. since May 1997. Prior thereto he was President and Chief Executive Officer of Cambiex Exploration from August 1995 to April 1997 and President and Chief Executive Officer of Louvem Mines Inc. from February 1993 to August 1995. Mr. Depatie is currently a director of the following public companies: Freewest Resources Canada Inc., Novicourt Inc., Richmont Mines Inc. and Louvem Mines Inc.

Leonard Harris became a Director in April of 1999. Mr. Harris was Chairman of the Company’s International Advisory Board from December 12, 1997 to April 28, 1999 when the Committee was abandoned. He is President of B&H Mine Services (Peru), and serves as a director of Sociedad Minera Berenguela (Peru) and Resource Development Inc. (U.S.A.). He held various positions with Newmont Mining Company and its subsidiaries including Vice President-Newmont Gold Company, President and General Manager-Newmont Peru, Vice President and General Manager-Newmont Latin America and General Manager-Minera Yanacocha until May 1995. Mr. Harris is currently a director of the following public companies: Corriente Resources Inc., Alamos Minerals Ltd., Canarc Resource Corp. and Solitario Resources Corporation.

Kenneth F. Williamson became a Director in April of 1999. Mr. Williamson has been associated with the brokerage business as an investment banker for the last 20 years having held positions as Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch from 1993 until 1998. Since 1998 he has been an independent consultant. His main areas of concentration have been mergers and acquisitions and the capital markets. He has focused his work in the financial services and natural resources industries in the U.S. and Europe. Mr. Williamson is currently a director of the following public companies: Blackrock Ventures Inc. and Bioteq Environmental Technologies Inc..

The Board unanimously recommends that each shareholder vote FOR the election of the above nominees as Directors to hold office until the next annual general meeting of shareholders or until their successors are elected or appointed.

Voting for Directors

Under the Company Act (British Columbia) and the Articles of the Company, the seven nominees for election to the Board who receive the greatest number of votes cast for the election of Directors by Shares present, in person or represented by proxy at the Meeting and entitled to vote, will be elected Directors, if a quorum is present. In the election of Directors, a withholding of a vote will have no effect on the election since only affirmative votes will be counted with respect to the election of Directors. Voting at the Meeting will, except where a poll is demanded by a member or proxyholder entitled to attend the Meeting, be by a show of hands.

Compensation of Directors

For the fiscal year ended December 31, 2001, each Director was entitled to an annual remuneration of $8,000 payable quarterly for acting as a Director and $1,000 for each meeting of the Board attended. In addition, each member of a committee received $500 for each committee meeting attended. Directors also receive Share purchase options (see “Security Ownership by Directors and Executive Officers”). These Share purchase options are granted at the discretion of the Corporate Compensation Committee whose current policy is to provide the Chairman with 220,000 Share purchase options and all outside Directors with 120,000 Share purchase options. All Share purchase options granted to Directors are immediately exercisable. Subject to then existing circumstances, the policy of the Corporate Compensation Committee is to grant additional Share purchase options in the same amounts to the directors upon their exercise of the options presently held.

CORPORATE GOVERNANCE, COMMITTEES AND REPORTS

Corporate Governance

The Toronto Stock Exchange (the “TSE”) requires that every listed company incorporated in Canada or a province of Canada must disclose on an annual basis its approach to corporate governance. The Company has elected to incorporate the required disclosure in this Information Circular. The following disclosure was approved by the Board at a meeting held on February 22, 2002.

Stewardship of the Company

The Board is empowered by the Company’s Articles to manage, or supervise the management of the affairs and business of the Company. The Board performs this function through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below under “Structure and Duties of Committees”. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

The planning process, related not only to current mining operations, but also to the acquisition and development of new properties or the acquisition of companies which control properties which are of interest to the Company, is of key importance to a corporation the size of the Company. The Board is actively involved in this planning process thereby carrying out its duty to take steps to increase shareholder value. The planning process in respect of current mining operations is accomplished through a yearly review and approval process wherein the Board reviews a rolling, five-year budget which is presented by management. The planning process with respect to the acquisition of properties or other companies is carried out by the full Board reviewing proposals brought to it by management. Outside consultants and professionals are engaged when required by the Board. All material acquisitions and material asset dispositions require approval of the Board.

The Board, as part of the planning process, has identified the principal risks associated with the Company’s business and has taken steps to deal with them. The Board has adopted an Environmental Compliance Program that is administered by the Audit and Environment Committee. This Committee reports to the Board on a quarterly basis, thereby enabling the Board to monitor the effectiveness of the Environmental Compliance Program.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its President and Chief Executive Officer, Senior Vice President Administration and Vice President, Investor Relations. Procedures are in place to ensure proper dissemination of news releases and that shareholders who request information about the Company receive it in a timely manner. In addition, the Board has adopted a Corporate Disclosure, Confidentiality and Insider Reporting Policy which sets out rules for the disclosure of corporate information, the obligation of Directors, officers and employees of the Company to hold non-disclosed material information confidential and the trading and reporting of sales of Shares of the Company.

The responsibility for monitoring the effectiveness of the Company’s internal financial information systems has been delegated to the Company’s Chief Financial Officer who reports to the Board on a quarterly basis. The duty of monitoring the technical affairs of the Company falls on the President and Chief Executive Officer who is a member of the Board.

The Board does not have in place formal programs for succession of management and training of management. Due to the size of the Company, management personnel who are already trained are engaged as required to fill vacancies.

Constitution of the Board

The Board is currently comprised of 7 persons of which the 5 Directors who are not officers or employees of the Company are “unrelated Directors” and as such are independent from management. The remaining 2 members on the Board are the non-executive Chairman of the Board, who is not an employee of Company, and the President and Chief Executive Officer of the Company, who is an employee of Company. Accordingly, a majority of the members of the Board are unrelated to management and as such the Board is in a position to act independently from management.

Structure and Duties of Committees

Audit and Environment Committee

The Company’s Audit and Environment Committee (referred to in this Information Circular as the “Audit Committee”) is comprised of Kenneth F. Williamson, A. Ian S. Davidson, James R. Billingsley and Jean Depatie, all of whom are independent of management. The Audit Committee has both audit and environmental functions. In carrying out its audit function, the Committee reviews audits, considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. On August 4, 2000, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. This charter was reviewed by the Audit Committee on February 21, 2002 and was determined to be adequate. The Board has determined that each member of the Audit Committee is “independent,” as that term is used in Part 303.01 of the Listed Company Manual of the New York Stock Exchange.

The Audit Committee’s environmental review function includes arranging for and reviewing the annual independent environmental audit of the Company’s operations. The responsibility of the Audit Committee is to ensure adherence to the Company’s Environmental Compliance Program (the “Program”), to review the effectiveness of the Program and to ensure that environmental incidents are dealt with expeditiously.

Corporate Compensation Committee

The Company has a Corporate Compensation Committee whose current members are A. Dan Rovig, A. Ian S. Davidson, Leonard Harris and C. Kevin McArthur (as a non-voting member). All voting members of this Committee are independent of management. The function of the Corporate Compensation Committee is to review on an annual basis, the compensation paid to the Company’s Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board. In addition, the Corporate Compensation Committee reviews annually the compensation plans for the Company’s non-executive staff. The philosophy of the Corporate Compensation Committee is stated below under “Report of the Corporate Compensation Committee on Compensation of Executive Officers and Others”.

Corporate Governance Committee

The Company’s Corporate Governance Committee is comprised of James R. Billingsley, Leonard Harris and Kenneth F. Williamson, all of whom are independent of management. The Corporate Governance Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance. This Committee has had a Directors’ Manual prepared and distributed to all directors to assist members of the Board in carrying out their duties. The Corporate Governance Committee also reviews with management all rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

Nominating Committee

The Board has established a Nominating Committee that has been assigned the responsibility for recommending and attracting Board members. This Committee is comprised of Jean Depatie, A. Dan Rovig and C. Kevin McArthur, the President and Chief Executive Officer of the Company. A majority of the members of this Committee are independent of management. Though the TSE guidelines on corporate governance recommend that the Nominating Committee be comprised entirely of non-management directors, the Board has determined that the input of the President and Chief Executive Officer on the Nominating Committee is helpful to the Committee in evaluating nominees for the position of Director.

While the Company does not have a formal procedure for assessing and evaluating the effectiveness of the members of the Board and its committees, this function is carried out by the Nominating Committee on an annual basis when evaluating and recommending persons as nominees for the position of Director of the Company.

The Company Act (British Columbia) requires that the Company, not less than 56 days before it holds a general meeting at which a director is to be elected, publish an advance notice of the meeting that, among other things, invites written nominations for Directors signed by members holding in the aggregate not less than 10% of the Shares having the right to vote at the Meeting. If a nomination is received, the information concerning the nominee required to be furnished in this Information Circular is to be included with management’s list of nominees. The required notice was published on March 13, 2002. No nominees for Director were received from the members.

Report of the Corporate Compensation Committee on Compensation of Executive Officers and Others

The Company’s Corporate Compensation Committee, comprised of Messrs. A. Ian S. Davidson, Leonard Harris and A. Dan Rovig as voting members and C. Kevin McArthur as a non-voting member, reviews the compensation of the Company’s executive officers annually.

It is the policy of the Committee to compensate the Company’s executive officers by both direct remuneration and entitlement to Share purchase options. To date, the Committee has not established any compensation criteria related to individual or corporate performance, other than that compensation in the form of Share purchase options in excess of the amounts stated in employment contracts, is tied in part to both individual and Company performance.

The Committee reviews several factors in determining, on an annual basis, the total compensation payable to the President and Chief Executive Officer. In particular, the Committee reviews publicly available data and data provided by independent third parties regarding compensation paid to Chief Executive Officers of other public companies of a similar size to the Company in the metals and mining industry. Additionally, the Committee considers the specific performance of the Chief Executive Officer during the proceeding year, including generally the performance of the Company as a whole as measured by its financial performance, operational performance and specific strategic achievements.

The Committee also reviews the compensation paid to Directors of the Company. The compensation paid to the Directors is based on the Committee’s analysis of the time and effort devoted by the Directors to the meetings and affairs of the Company, as well as various surveys of compensation paid to directors of other public companies of a similar size to the Company in the metals and mining industry. In addition, Directors are entitled to receive Share purchase options under the Company’s Incentive Share Purchase Option Plan. The Committee’s current policy is to provide the Chairman with a 220,000 Share purchase option and each outside director with a 120,000 Share purchase option. All Share purchase options granted to Directors are immediately exercisable. Subject to then existing circumstances, the policy of the Corporate Compensation Committee is to grant additional share purchase options in the same amounts to the directors upon their exercise of the options presently held.

Corporate Compensation Committee

A. Ian S. Davidson	Leonard Harris	A. Dan Rovig

EXECUTIVE COMPENSATION

Remuneration of Management and Others

During the Company’s fiscal year ended December 31, 2001, the aggregate remuneration paid or payable to the Directors and all executive officers of the Company and its subsidiaries (all of whose financial statements are consolidated with those of the Company) was $2,023,986.

Under an existing policy of insurance, the Company is entitled to be reimbursed for indemnity payments it is required or permitted to make to directors and officers. The Directors and officers of the Company as individuals are insured for losses arising from claims against them for certain acts, errors or omissions. The policy provides a maximum coverage in any one policy year of Cdn$10 million for each claim. The annual premium which is payable during the current fiscal year is Cdn$74,940. The premiums for the policy are not allocated between directors and officers as separate groups.

Named Executive Officers

Under applicable laws, Mr. McArthur, Mr. Jeannes, Mr. Voorhees, Ms. Maher and Mr. Hyatt are “Named Executive Officers” of the Company for the period ended December 31, 2001. The following disclosure is in respect of these individuals.

Compensation of Named Executive Officers

     The table below shows the compensation paid to the Named Executive Officers for the past three fiscal years.

SUMMARY COMPENSATION TABLE

						Long Term
		Annual Compensation				Compensation

						Awards

						Securities
						Underlying
					Other Annual	Options/	All Other
		Salary		Bonus	Compensation	SARs Granted	Compensation
Name and Principal Position	Year	($)		($)	($)	(#)(2)	($)

C. Kevin McArthur President, Chief Executive Officer and Director	2001 2000 1999	242,000 240,000 240,000		365,000 30,000 Nil	Nil Nil Nil	20,000 100,000 200,000	17,375 13,500 12,800	(1) (1) (1)

Charles A. Jeannes Senior Vice-President Administration, General Counsel and Secretary	2001 2000 1999	201,667 200,000 137,949	(4)	210,000 20,000 Nil	Nil Nil Nil	— 50,000 125,000	Nil Nil 29,645	(3)

James S. Voorhees Vice-President, Operations, and Chief Operating Officer	2001 2000 1999	201,667 195,360 105,000	(4)	100,000 Nil Nil	Nil Nil Nil	— 75,000 100,000	Nil Nil 90,208	(3)

Cheryl S. Maher Vice-President Finance, Chief Financial Officer and Treasurer	2001 2000 1999	136,125 133,046 79,414	(4)	65,000 Nil Nil	Nil Nil Nil	— 40,000 100,000	Nil Nil Nil

David L. Hyatt Vice-President, Investor Relations	2001 2000 1999	120,997 120,000 115,680	(4)	35,000 20,000 Nil	Nil Nil Nil	— 40,000 100,000	12,208 Nil 24,972	(5) (3)

Notes:

(1)	Includes a fee of $8,000 paid annually to the Named Executive Officer in his capacity as a director of the Company and fees of $1,000 for each meeting of the Board attended and of $500 for each committee meeting attended.

(2)	The Table lists share purchase options (“Options”) granted during the noted fiscal year. The Named Executive Officers of the Company are not entitled to receive share appreciation rights (“SAR”) under the Company’s Share Appreciation Rights Plan. Grants of Options under the Company’s Incentive Share Purchase Option Plan are generally made for a 5-year period at the closing price as published by the TSE on the date prior to the date of grant. The Corporate Compensation Committee determines which executive officers and directors of the Company are to receive Options, the exercise price of the Options, and restrictions, if any, which are to attach to the right to exercise Options. The employment contracts of the Named Executive Officers provide that they are entitled to be granted Options in respect of a stated number of Shares. If a Named Executive Officer has his employment with the Company terminated without cause, any outstanding Options will remain in effect for a period which is the shorter of the time to the expiration of the Share purchase option and up to 24 months from the time of termination of employment.

(3)	The amounts represent reimbursement of relocation expenses.

(4)	The stated compensation is for part of the year.

(5)	The stated amount represents the difference between the aggregate market value, on the day of exercise, of Shares acquired upon exercise of Share purchase options and the aggregate purchase price of such Shares under the option.

Long-Term Incentive Plan and Restricted Stock Awards

No long-term incentive plan awards or awards of restricted stock were made to the Named Executive Officers during the Company’s most recently completed financial year.

Options Granted to the Named Executive Officers

Share purchase options granted during the fiscal year ended December 31, 2001 to the Named Executive Officers under the Company’s Incentive Share Purchase Option Plan, are as follows:

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

Market Value of
		% of Total		Securities
	Securities Under	Options/SARs		Underlying Options
	Options/ SARs	Granted to		on the Date of
	Granted (1)	Employees in Fiscal	Exercise Price	Grant
Name	(#)	Year	(Cdn$/Security)	(Cdn$/Security)	Expiration Date

C. Kevin McArthur	20,000	4.25%	$5.60	$5.60	Nov.1, 2006

Notes

(1)	The grants are in respect of Shares of the Company. No SARs were granted to the Named Executive Officer.

Share Purchase Options Exercised by the Named Executive Officers

No Share purchase options were exercised by the Named Executive Officers during the fiscal year ended December 31, 2001, except as follows:

				Value of
				Unexercised
				in-the-money
	Shares Acquired on	Aggregate Value	Unexercised Options	Options at Fiscal
Name	Exercise	Realized	at Fiscal Year-End	Year-End

David Hyatt	10,000	12,208 (1)	130,000	246,749 (2)

Notes:

(1)	The stated amount represents the difference between the aggregate market value, on the day of exercise, of the Shares acquired and the aggregate purchase price of such Shares under the option.

(2)	The stated amount represents the difference between the aggregate market value of the Shares subject to Share purchase options as of December 31, 2001 and the aggregate purchase price of such Shares under the options.

Employment Agreements Between the Company and the Named Executive Officers

By an amended agreement dated November 1, 2001, Mr. C. Kevin McArthur was engaged by the Company to act as its President and Chief Executive Officer. The agreement has a month-to-month term subject to certain termination provisions. If Mr. McArthur is terminated for other than cause, he will be paid any remuneration due through the date of termination together with two times the annual salary in force at the date of termination and will receive continued full benefit coverage for 24 months following termination or the cash value thereof. If Mr. McArthur is terminated or resigns his employment within 12 months following a change of control of the Company, as defined in the agreement, he will be paid any remuneration due through the date of termination together with three times the annual salary in force at the date of termination and will receive continued full benefit coverage for 36 months following termination or the cash value thereof. The current salary under the Agreement is $264,000 per annum plus benefits and participation in the Company’s Incentive Share Purchase Option Plan (see Note 2 to the “Summary Compensation Table”).

By an amended agreement dated November 1, 2001, Mr. Charles A. Jeannes was engaged by the Company to act as its Senior Vice President Administration, General Counsel and Secretary. The Agreement has a month-to-month term subject to certain termination provisions. If Mr. Jeannes’ employment with the Company is terminated for other than cause, he will be paid any remuneration due through the date of termination, together with two times the annual salary in force at the date of termination and will receive continued full benefit coverage for 24 months following termination or the cash value thereof. If Mr. Jeannes is terminated or resigns his employment within 12 months following a change of control of the Company, as defined in the agreement, he will be paid any remuneration due through the date of termination together with three times the annual salary in force at the date of termination and will receive continued full benefit coverage for 36 months following termination or the cash value thereof. The current salary under the Agreement is $220,000 per annum plus benefits and participation in the Company’s Incentive Share Purchase Option Plan.

By an amended agreement dated November 1, 2001, Mr. James S. Voorhees was engaged by the Company to act as its Vice President, Operations and Chief Operating Officer. The Agreement has a month-to-month term subject to certain termination provisions. If Mr. Voorhees’ employment with the Company is terminated for other than cause, he will be paid any remuneration due through the date of termination, together with two times the annual salary in force at the date of termination and will receive continued full benefit coverage for 24 months following termination or the cash value thereof. If Mr. Voorhees is terminated or resigns his employment within 12 months following a change of control of the Company, as defined in the agreement, he will be paid any remuneration due through the date of termination together with three times the annual salary in force at the date of termination and will receive continued full benefit coverage for 36 months following termination or the cash value thereof. The current salary under the Agreement is $220,000 per annum plus benefits and participation in the Company’s Incentive Share Purchase Option Plan.

By an amended agreement dated November 1, 2001, Ms. Cheryl S. Maher was engaged by the Company to act as its Vice President Finance, Chief Financial Officer and Treasurer. The Agreement has a month-to-month term subject to certain termination provisions. If Ms. Maher’s employment with the Company is terminated for other than cause, she will be paid any remuneration due through the date of termination, together with the annual salary in force at the date of termination and will receive continued full benefit coverage for 12 months following termination or the cash value thereof. If Ms. Maher is terminated or resigns her employment within 12 months following a change of control of the Company, as defined in the agreement, she will be paid any remuneration due through the date of termination together with two times the annual salary in force at the date of termination and will receive continued full benefit coverage for 24 months following termination or the cash value thereof. The current salary under the Agreement is $148,500 per annum plus benefits and participation in the Company’s Incentive Share Purchase Option Plan.

By an amended agreement dated November 1, 2001, Mr. David L. Hyatt was engaged by the Company to act as its Vice President, Investor Relations. The Agreement has a month-to-month term subject to certain termination provisions. If Mr. Hyatt’s employment with the Company is terminated for other than cause, he will be paid any remuneration due through the date of termination, together with the annual salary in force at the date of termination and will receive continued full benefit coverage for 12 months following termination or the cash value thereof. If Mr. Hyatt is terminated or resigns his employment within 12 months following a change of control of the Company, as defined in the agreement, he will be paid any remuneration due through the date of termination together with two times the annual salary in force at the date of termination and will receive continued full benefit coverage for 24 months following termination or the cash value thereof. The current salary under the Agreement is $132,000 per annum plus benefits and participation in the Company’s Incentive Share Purchase Option Plan.

No funds were set aside or accrued by the Company during the year ended December 31, 2001 to provide pension, retirement or similar benefits for directors or Executive Officers of the Company pursuant to any existing plan.

PERFORMANCE GRAPHS

The Toronto Stock Exchange

The following chart compares the market performance of the Company’s Shares in Canadian dollars on The Toronto Stock Exchange (“TSE”) as compared to the TSE gold and silver index and the TSE 300 index. The TSE is the principal trading market for Shares in Canada.

TORONTO STOCK EXCHANGE

New York Stock Exchange

The following chart compares the market performance of the Company’s Shares in U.S. dollars on the New York Stock Exchange (“NYSE”) as compared to the MG Group Index (an index comprised solely of gold mining companies) and the NYSE Market index. The NYSE is the principal trading market for Shares outside of Canada.

NEW YORK STOCK EXCHANGE

APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting at a remuneration to be fixed by the directors. KPMG LLP have been the auditors of the Company since March 11, 1986.

It is anticipated that a representative of KPMG LLP will be in attendance at the Meeting and will be given an opportunity to make a statement if he desires and will be available to respond to appropriate questions.

The Board unanimously recommends that each shareholder vote FOR the appointment of KPMG LLP as auditor of the Company for the ensuing year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To the knowledge of management of the Company, no Director or executive officer of the Company or nominee for election as a Director or any security holder known to the Company to own of record or beneficially more than 10% of the Company’s outstanding Shares or any member of the immediate family of any of the foregoing persons had any interest in any material transaction during the year ended December 31, 2001, or has any interest in any material transaction in the current year.

ANNUAL REPORT

The Annual Report to Shareholders of the Company for the fiscal year ended December 31, 2001, which includes audited consolidated financial statements, will be mailed to Shareholders contemporaneously with this Information Circular, but such Annual Report is not incorporated into this Information Circular and is not deemed to be a part of the proxy-soliciting material.

AMENDMENT TO SHARE PURCHASE OPTION PLAN

On February 22, 2002, the Board approved the allotment of an additional 4,330,430 Shares (the “Additional Shares”) of the Company for issuance under the Company’s September 30, 1995 Incentive Share Purchase Option Plan, as amended (the “Plan”). The Additional Shares, together with the Shares that remain subject to the Plan as at January 31, 2002, represents 10% of the issued Shares as at January 31, 2002. The purpose of the increase is two fold: to allow the Board to continue to grant options (“Options”) under the Plan as a component of remuneration for Directors, officers and employees of the Company or any subsidiary or affiliate of the Company and to allow the Company to more easily meet its share purchase option exchange commitments which arise through the acquisition by the Company of other companies. Typically, the acquired company will have outstanding share purchase options that are converted, as part of the acquisition, into rights to acquire Shares and the simplest way for the Company to meet these obligations is to grant replacement options under the Plan.

The allotment of the Additional Shares for issuance under the Plan is subject to the approval of the TSE and the shareholders of the Company. Pursuant to applicable policies of the TSE, shareholder approval of the allotment of the Additional Shares to the Plan is to be by a simple majority of the votes cast by or on behalf of shareholders entitled to vote at the Meeting. Pursuant to applicable policies of the New York Stock Exchange (the “NYSE”), shareholder approval for the allotment of the Additional Shares to the Plan is required prior to the additional Shares being listed. The minimum shareholder vote required by the NYSE to approve the allotment of the Additional Shares to the Plan is approval by a simple majority of votes cast by or on behalf of shareholders entitled to vote at the Meeting, provided that the total vote cast at the Meeting on the proposal represents over 50% of the issued Shares.

The Board unanimously recommends that each shareholder vote for the allocation of Additional Shares to the Plan.

Shareholders approved the adoption of the Plan (the “Plan”) on November 2, 1995. At that time 2,600,000 Shares were allotted for issuance under the Plan. On May 3, 2000 shareholders approved the allotment of an additional 2,016,800 Shares for issuance under the Plan, for an aggregate of 4,616,800 Shares. As at January 31, 2002, 1,293,500 Shares had been issued upon the exercise of Options under the Plan, 2,129,000 Shares remained subject to Options granted under the Plan and 1,194,300 Shares remained available for the grant of Options under the Plan. If the requested resolution is passed, 5,524,730 Shares will, as at January 31, 2002, be available for the grant of Options under the Plan.

The Plan provides:

•	for the Board to fix the term of Options at not more than 10 years and to establish the terms under which Options may be exercised;

•	for the exercise price under each Option to be:

(a)	the closing price of the Shares on the TSE on the last trading day before the Option is granted, or

(b)	if the Board determines that the price established under paragraph (a) is not a representative price,

(i)	the simple average of the high and low trading prices per Share on the TSE for the last five trading days before the date the Option is granted, or

(ii)	such other price as determined by the Board and approved by the TSE;

•	that one person may not hold Options representing more than 5% of the issued Shares at the time of grant of the Option; and

•	that Shares which are issued upon the exercise of Options are to be paid for in cash.

OTHER MATTERS

Management knows of no other matters that are to be presented for action at the Meeting. Should any other matters properly come before the Meeting, the persons named in the accompanying proxy will have discretionary authority to vote all proxies in accordance with their judgment.

BY ORDER OF THE BOARD

(Signed) “C. Kevin McArthur”
President and Chief Executive Officer

GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno Nevada, U.S.A. 89502
Telephone: (775) 827-4600 Fax: (775) 827-6992

P R O X Y

This proxy is solicited by the management of GLAMIS GOLD LTD. (the “Company”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 9, 2002.

The undersigned hereby appoints A. Dan Rovig, Chairman of the Board of Directors of the Company, or failing him, C. Kevin McArthur, President and Chief Executive Officer of the Company, or instead of either of the foregoing, (insert name)
                                   , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, on May 9, 2002, at 1:30 p.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	Election of Directors		2.	Auditor

	The nominees proposed by management of the Company are:			Vote For Withhold Vote on the resolution to appoint KPMG LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.
	A. Dan Rovig	Jean Depatie
	C. Kevin McArthur	A. Ian S. Davidson	3.	Alteration of Incentive Share Purchase Option Plan
	James R. Billingsley	Kenneth F. Williamson
	Leonard Harris			Vote For Against on the resolution to alter the Incentive
Share Purchase Option Plan to permit the allotment of an
	Vote For the election of all nominees listed above			additional 4,330,430 Shares in the Plan.
(except those whose names the undersigned has deleted)
			4.	Upon any permitted amendment to or variation of any matter
	Withhold Vote			identified in the Notice for the Meeting.

	[	]	5.	Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: , 2002.

	[	]
Signature of Shareholder

(Please advise the Company of any change of address)

(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax to (416)-263-9524 or by mail or by hand to 100 University Avenue, Toronto, Ontario, M5J 2J1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a Share may sign a form of proxy in respect of the Share but, if more than one of them is present at the meeting or represented by proxyholder, the one of them whose name appears first in the register of members in respect of the Share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a company, either its corporate seal must be affixed to the form of proxy or the form of proxy should be signed by the company under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, other than either of the nominees designated in this form of proxy, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the Shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of Directors and appointment of auditor, identified or referred to in the accompanying Notice for the Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.